Room 4561

June 14, 2006

Mr. Alex Genin
Chairman, Chief Executive Officer and President
First Capital International, Inc.
5120 Woodway, Suite 9000
Houston, Texas 77056

Re: **First Capital International, Inc.**
        Preliminary Proxy Statement on Schedule 14A filed June 5, 2006
        File No. 0-26271

Dear Mr. Genin:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 1

Information Concerning the Board of Directors and Its Committees, page 4

1.   Disclosure pursuant to the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B does not appear to have been provided. Notwithstanding your disclosure here that you currently do not have any committees, such disclosure is required. Please see Item 306(b) for additional guidance. Please revise as appropriate.

Proposal 3, page 13

2.   We note that a possible reverse stock split as well as an increase in your authorized capital would result in the increased availability of authorized shares for your use. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

3.   Please provide an illustrative chart indicating the impact of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also disclose the market price of your common stock as of a recent date.

4.   In light of the increase in available capital as a result of a possible reverse stock split and increase in authorized capital, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Federal Income Tax Consequences, page 17

5.   Please explain to us the relevance of your discussion here regarding the federal income tax consequences for stockholders receiving cash in lieu of fractional shares when your prior disclosure states that all fractional shares will be rounded up.

Proposal 4, page 17

6.   Please provide an illustrative chart indicating the impact of your proposed increase in authorized capital on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also have such chart reflecting the effect on your capital upon the approval and disapproval of your reverse stock split proposal.

7.   Please further explain the reason for increasing your authorized capital in the event your reverse stock split is approved.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director